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                                                            Goodwin Procter LLP
                                                            Counsellors at Law
                                                            Exchange Place
                                                            Boston, MA 02109
                                                            T: 617.570.1000
                                                            F: 617.523.1231

                                      December 19, 2005
VIA EDGAR AND VIA HAND DELIVERY

Michael McTiernan, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.
     POST-EFFECTIVE AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-11 FILED DECEMBER 7, 2005 (REGISTRATION NO. 333-108426)

Dear Mr. McTiernan:

This letter is submitted on behalf of Boston Capital Real Estate Investment Trust, Inc. (the "Company") in response to comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's post-effective amendment to the Company's Registration Statement on Form S-11 filed with the Commission on December 7, 2005 ("Post-Effective Amendment No. 2"), as set forth in your letter, dated December 12, 2005 (the "Comment Letter"), to Mr. Jeffrey H. Goldstein, President and Chief Operating Officer of the Company. The Company is concurrently filing Post-Effective Amendment No. 3 ("Amendment No. 3"), which includes changes to principally reflect responses to the Staff's comments. The responses in this letter are based on representations made by the Company to Goodwin Procter LLP for the purpose of preparing this letter. The Company will separately deliver copies to you of Amendment No. 3, marked to show changes responsive to the Comment Letter.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Post-Effective Amendment No. 2, and page references in the responses refer to Amendment No. 3.

General

1. WE NOTE THAT YOU HAVE EXTENDED THE MINIMUM OFFERING DEADLINE. PLEASE CONFIRM THAT YOU WILL OBTAIN RECONFIRMATIONS FROM INVESTORS THAT HAVE ALREADY SUBSCRIBED FOR

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Securities and Exchange Commission
December 19, 2005
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      SHARES, OR THAT YOU WILL RETURN THE SUBSCRIPTION AMOUNTS THAT ARE
      CURRENTLY HELD IN ESCROW.

      RESPONSE: In response to the Staff's comments, the Company confirms that it will obtain reconfirmations from investors that have already subscribed for shares.

2. PLEASE INCLUDE UPDATED FINANCIAL STATEMENTS. REFER TO ITEM 3-12 OF REGULATION S-X.

      RESPONSE: In response to the Staff's comments, the Company has included updated financial statements for the interim period ended September 30, 2005 on pages S-25 through S-29 of Amendment No. 3.

3. PLEASE INCLUDE FINANCIAL STATEMENTS FOR ALL RECENTLY ACQUIRED OR PROBABLE ACQUISITIONS IN ACCORDANCE WITH ITEM 3-14 OF REGULATION S-X OR ADVISE US WHY FINANCIAL STATEMENTS ARE NOT REQUIRED.

      RESPONSE: The Company considered Regulation S-X Rule 3-14 FINANCIAL STATEMENTS OF ACQUIRED REAL ESTATE PROPERTIES AND PROPERTIES SECURING MORTGAGE LOANS in its assessment for financial statement requirements for all recently acquired or probable acquisitions and believes financial statements are not required. The Company did not make any property acquisitions during the fiscal year ended December 31, 2004. In addition, the Company's purchase of Preston at Willow Bend Apartments in September 2005 is its only acquisition to date in 2005 and the Company has no plans for additional acquisitions in 2005.

      Although S-X Rule 3-14 does not specify how significance should be calculated, we understand, from TOPIC TWO: OTHER FINANCIAL STATEMENTS REQUIRED - II. REAL ESTATE ACQUISITIONS AND PROPERTIES SECURING MORTGAGES
      - A. REAL ESTATE OPERATIONS OF THE SEC - TRAINING MANUAL - DIVISION OF CORPORATION FINANCE, the Staff has indicated that an acquired property is significant if the registrant's gross investment in the acquired property exceeds 10% of the registrant's consolidated total assets. Further, we understand the registrant's gross investment to mean total consideration, including any assumed debt for which the registrant is the legal obligor, and costs of acquisition that will be allocated to assets and liabilities acquired. Significance should be based on the latest annual pre-acquisition financial statements of the registrant.

      The Company did not assume any debt as part of the acquisition of Preston at Willow Bend Apartments; therefore the gross investment has been calculated based on the purchase price plus the costs of acquisition. The table below summarizes the Company's calculation to determine whether or not financial statements for its acquisition of Preston at Willow Bend Apartments are required to be filed with its Prospectus Supplement. (dollars in thousands)

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Securities and Exchange Commission
December 19, 2005
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
      Purchase price                                                 $ 15,200

      Costs of acquisition                                                831
                                                                     --------

      Gross investment                                               $ 16,031

      Consolidated total assets as of December 31, 2004              $168,678

      Gross investment as a percentage of consolidated total assets   9.5%

      The Company's gross investment in Preston at Willow Bend Apartments is less than 10% of its consolidated total assets at December 31, 2004 and therefore financial statements for Preston at Willow Bend Apartments are not required.

      In addition, in response to this comment, the Company has revised the discussion of acquisition of Preston at Willow Bend Apartments on page S-5 of Supplement No. 1 to our Prospectus to more clearly describe the purchase price.

SUPPLEMENT NO. 2

DIVERSIFICATION WITH REAL ESTATE, PAGE S-8

4. PLEASE REMOVE YOUR STATEMENT IN THE SECOND PARAGRAPH OF PAGE S-8 THAT AN INVESTMENT IN YOUR SHARES PROVIDES SHARE PRICE STABILITY, AS IT MAY SUGGEST THAT THE MARKET PRICE OF YOUR SHARES IS STABLE. WHILE YOUR SHARES ARE NOT SUBJECT TO GENERAL STOCK MARKET VOLATILITY, IT IS NOT POSSIBLE TO DETERMINE THE VOLATILITY OF YOUR SHARE PRICE SINCE THERE IS NO MARKET FOR YOUR SHARES, AND THUS NO MEASURE OF THE CURRENT MARKET VALUE OF YOUR SHARES.

      RESPONSE: In response to the Staff's comments, the Company has revised the disclosure on page S-19 of Amendment No. 3 to delete the disclosure relating to share price stability.

5. SINCE YOU ARE NOT LISTED, THE USE OF PERFORMANCE INFORMATION OF LISTED REITS AS REPORTED BY THE NATIONAL ASSOCIATION OF REAL ESTATE INVESTMENT TRUSTS IS NOT APPROPRIATE FOR SUPPORTING YOUR STATEMENTS REGARDING THE DIVERSIFICATION BENEFITS OF AN INVESTMENT IN YOUR SHARES.

      RESPONSE: In response to the Staff's comments, the Company has deleted the charts on page S-19 with respect to the use of performance information of listed REITS as reported by the National Association of Real Estate Investment Trusts.

6. PLEASE ADVISE US WHY YOU BELIEVE THAT THE NCREIF PROPERTY INDEX - MULTIFAMILY IS RELEVANT TO AN INVESTOR CONSIDERING YOUR SHARES. IN PARTICULAR, PLEASE TELL US WHETHER YOUR TARGETED INVESTMENTS ARE COMPARABLE IN SIZE AND QUALITY/GRADE TO THE PROPERTIES INCLUDED IN THE NCREIF INDEX. IN ADDITION, IF NCREIF INFORMATION IS INCLUDED, PLEASE DISCLOSE CHARACTERISTICS OF THE NCREIF INDEX THAT ARE INCONSISTENT

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Securities and Exchange Commission
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      WITH AN INVESTMENT IN YOUR SHARES, INCLUDING, IF APPLICABLE, THE USE OF
      LEVERAGE, THE DEDUCTION OF FEES AND EXPENSES, THE ANTICIPATED HOLDING PERIOD AND THE SIZE AND QUALITY OF THE PROPERTIES.

      RESPONSE: In response to the Staff's comments, the Company respectfully advises the Staff that it believes the NCREIF Property Index - Multifamily is relevant to an investor considering the Company's shares because our management believes it is the best available measure of the private multifamily REIT market. The NCREIF indices generally are widely respected and regularly utilized to track activity in their respective sectors. The Federal Reserve's Open Market Committee (FOMC), to site one example, uses these indices to track performance in various categories of real estate. While the performance of Boston Capital REIT will not track the NCREIF Property Index - Multifamily, the portfolio of properties we are in the process of building is expected to share some of the same characteristics including property size and quality, geographic dispersion and ownership structure. Because the NCREIF Property Index is generally representative but not an exact match of our investments, disclosure has been added to pages S-20 and S-21 of Amendment No. 3 to disclose characteristics of the NCREIF Property Index that are inconsistent with an investment in the Company's shares.

      In addition, the Company's management believes that an investment in the Company's stock is more like an investment in a portfolio of properties whose value is tied to the performance of the real estate and its asset value rather than an investment in listed REIT stock, which generally is subject to daily market fluctuations, as well as long-term market cycles. Accordingly, the Company believes that an investment in the Company's stock will have less volatility in performance than an investment in listed REIT stock. While the NCREIF index is not a measure of non-traded REIT performance, our management believes that the NCREIF index is an appropriate and accepted index for purposes of evaluating the relative volatility of an investment in our stock as compared to an investment in listed REIT shares or the Standard & Poor's 500 Index.

UNDERTAKINGS

7. PLEASE UPDATE YOUR ITEM 512(a) UNDERTAKINGS IN ACCORDANCE WITH THE AMENDMENTS THERETO THAT BECAME EFFECTIVE AS OF DECEMBER 1, 2005.

      RESPONSE: In response to the Staff's comments, the Company has updated its Item 512(a) undertakings.

                                 *  *  *  *  *

      If you should have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to call me at (617) 570-1306.

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Securities and Exchange Commission
December 19, 2005
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                                            Sincerely,



                                            /s/ Suzanne D. Lecaroz
                                            Suzanne D. Lecaroz